

(CORRECTED)
December 11, 2013

Via E-mail
Samuel Goldfinger
Chief Financial Officer
Committed Capital Acquisition Corporation
411 W. 14th Street, 2nd Floor
New York, NY 10014

> **Re: Committed Capital Acquisition Corporation**
> **Amendment No. 3 to Form 8-K**
> **Filed November 27, 2013**
> **File No. 000-52651**

Dear Mr. Goldfinger:

We have reviewed your responses to the comments in our letter dated November 12, 2013 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K

General

1. We note your response to our prior comment 1 and reissue in part. Please revise your prospectus to remove marketing language that is non-substantiable, such as your descriptive statement relating to "high-margin" on page 6.

<u>Description of the Business of the One Group, page 6</u>

<u>Our Business Strengths, page 7</u>

<u>Capital Efficient Model Drives Returns, page 8</u>

2. With a view to revised disclosure please explain to us what you mean by "favorable terms" for development capital, including how they are favorable and favorable compared to what.

3. With a view to revised disclosure please tell us the basis for the statement regarding "positive returns." We note for example that you have incurred net losses for the most recently completed fiscal year and interim stub.

<u>Our Growth Strategy, page 8</u>

4. Because of net losses during recent periods, please revise your disclosure on pages 8 and 33 relating to you "strong operating performance."

<u>Risk Factors, page 13</u>

<u>Risks Related to Our Business, page 13</u>

<u>Fixed rental payments and/or minimum percentage rent payments, page 21</u>

5. Refer to the last bullet point which implies another bullet point is forthcoming. It appears you may have omitted the previous disclosure that stated "placing us at a disadvantage with respect to some of our competitors." Please revise as appropriate.

<u>Selected Consolidated Financial Data, page 30</u>

6. Please delete the unaudited designation from the interim columnar headings as all of the selected consolidated financial data are considered to be unaudited. Specifically, please note that, unless your auditor reports on selected financial data using the guidelines in AU 552, the information should not be labeled, described or implied as being audited. The unaudited designation should also be removed from the interim columnar headings in MD&A.

7. Refer to the balance sheet data. Please reconcile the amount of total assets at December 31, 2011 with that shown in the balance sheet at Exhibit 99.1. In addition, please reconcile the amount of total debt at September 30, 2013 and at December 31, 2011 with the amounts in the balance sheet at Exhibit 99.1. In this regard, we note your total debt

computation for these periods differ from the total debt computation at December 31, 2012.

Management's Discussion and Analysis, page 32

Overview, page 32

8. Refer to the second paragraph. Please revise the penultimate sentence regarding targeting food and beverage hospitality opportunities where you believe you can generate $8 million to $10 million of revenue to agree with the revised disclosure under Food & Beverage Hospitality Services Business on page 6 that now omits the revenue disclosure that was based on system-wide revenue. Refer to our prior comment 12.

Key Performance Indicators, page 33

9. Please revise your computation of average check to exclude the use of system-wide revenue. Refer to our prior comment 12.

Key Financial Terms and Metrics, page 33

10. Refer to the table of Net Income to EBITDA and Adjusted EBITDA on page 35. Please expand footnote (5) to disclose the reason that you add back certain expense items of your non-consolidated investee companies to arrive at Adjusted EBITDA, and disclose how you compute your share of these costs. Explain the necessity of this type of adjustment for a non-consolidated entity where you would only include your share of the equity investee's income or loss.

Adjusted Net Income, page 35

11. We note your response to prior comment 29. As both the calculations of EBITDA to Adjusted EBITDA and of Net (Loss) Income to Adjusted Net (Loss) Income include the same line item amounts for Loss from discontinued operations, it is still unclear why there are differences in the amount for the line item Discontinued operations adjustment. Please expand the applicable footnote to each table to disclose the quantitative calculation of the adjustment and explain the exclusion or inclusion of amounts that are being included in the reconciliation adjustment.

Change in Auditor, page 72

12. We note the inclusion of the Exhibit 16.3 letter from CohnReznick LLP in response to our prior comment 47. Please reconcile your disclosure that the commencement date of their engagement was July 26, 2010 with their disclosure in the Exhibit 16.3 letter that the commencement date was January 11, 2010. Also, please reconcile your disclosure that the dismissal date was July 25, 2013 with their disclosure in the Exhibit 16.3 letter

that they are unable to comment regarding the termination date you disclosed. Upon reconciling these differences, please file an updated Exhibit 16.3 letter from CohnReznick LLP indicating whether or not they agree with your disclosures. In addition, the Exhibit 16.3 letter should be in regard to the most recent amendment number to the Form 8-K/A.

<u>Exhibit 99.2 Pro Forma Financial Statements</u>

13. We note your response to prior comment 49. Please include your entire response in the ninth paragraph and disclose if and when the $750,000 in sign-on bonuses have been paid to the executive officers and several other employees. In this regard, an investor should understand that, of the $12,500,000 of cash disclosed, an aggregate of $750,000 was (or will be) paid as a sign-on bonus to certain officers and employees in connection with the Merger, and that the remaining $11,750,000 will be paid to the TOG members.

14. Refer to Note 2. Please expand the narrative in adjustment (f) to disclose the per share price assigned to the 1,000,000 shares issued to Jonathan Segal and disclose whether or not these shares are included in the 12,631,400 shares issued in the Merger.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: <u>via E-mail</u>
        Jeffrey Schultz, Esq.